Exhibit 99.5

PRESS RELEASE

January 31, 2019

Appointment of Mr. Srinivasan Venkatakrishnan as Whole-Time Director & CEO

Vedanta Limited is pleased to announce the appointment of Mr. Srinivasan Venkatakrishnan as Whole-Time Director and Chief Executive Officer (CEO) of the Company effective March 01, 2019.

Mr. Srinivasan Venkatakrishnan is the CEO and a member of the Board of Directors of Vedanta Resources Limited, the holding Company effective from August 31, 2018. He has been CEO of AngloGold Ashanti Limited, the world’s largest emerging market gold producer since 2013. Between 2005 and 2013, he was AngloGold Ashanti’s Chief Financial Officer and prior to this, he was CFO of London-listed Ashanti Goldfields Limited. He is a qualified Chartered Accountant and holds Bachelor’s degree from the University of Madras.

Mr. Venkatakrishnan is a widely respected business leader in the global resources space, who brings to Vedanta an impressive set of values and a wealth of experience in corporate and other roles in the UK, Africa, Australia, South America and India. He also has a strong track record managing a complex portfolio of operating assets and projects across Africa. He has proved his ability to deliver significant operating and financial improvements, while also ensuring important advances in sustainability.

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612 www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394